SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

NTS-Properties III
(Name of Subject Company (issuer))

NTS-Properties III (Offeror and Issuer)
ORIG,LLC (Offeror and Affiliate of Issuer)
J.D. Nichols (Bidder and Affiliate of Issuer)
Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E100
(CUSIP Number of Class of Securities)

J.D. Nichols, Managing General Partner of
NTS-Properties Associates and Manager
of ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Mark Borrelli, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4014

Calculation of Filing Fee

Transaction Valuation: $600,000	Amount of Filing Fee
2,000 Limited Partnership Interests at $300.00 per Interest (a)	$120.00 (b)
(a)	Calculated as the aggregate maximum purchase price for limited partnership interests.
(b)	Calculated as 1/50th of 1% of the Transaction Value.
|X|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$114.00
Form or Registration No.:	Schedule TO
Filing Party:	See Filing Persons listed above
Date Filed:	July 30, 2001
[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
X	third-party tender offer subject to rule 14d-1.
X	issuer tender offer subject to rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

        This Amendment No. 3 dated August 17, 2001 supplements and amends the Tender Offer Statement on Schedule TO (the “Original Statement”) filed with the Securities and Exchange Commission on June 25, 2001 by NTS-Properties III, a Georgia limited partnership (the “Partnership”), ORIG, LLC, a Kentucky limited liability company and affiliate of the Partnership (collectively, the “Offerors”), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase up to 200 limited partnership interests in the Partnership (the “Offer”). The Original Statement was subsequently amended by filing Amendment No. 1 on July 23, 2001 and Amendment No. 2 on July 30, 2001. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

        On July 18, 2001, Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner, and Equity Resources Group, Inc., a Massachusetts corporation (collectively, the “Third-Party Purchaser”), offered to purchase for cash up to 2,532 Interests at a price of $275 per Interest, subject to the terms and conditions set forth in Offer to Purchase and the related Agreement of Sale (which together constitute the “Third-Party Offer”) included as exhibits to a Schedule TO filed by the Third-Party Purchaser on July 18, 2001. On July 23, 2001, following the commencement of the Third-Party Offer, the Offerors sent notice to the Partnership’s limited partners notifying them that the purchase price of the Offer had been increased from $250 per Interest to $285 per Interest. On July 30, 2001, the Offerors sent an Amended and Restated Offer to Purchase to the Partnership’s limited partners which, among other things, reflected the $285 per Interest purchase price and indicated that the number of Interests being sought in the Offer had been increased from 200 to 2,000. On August 16, 2001, the Third-Party Purchaser sent notice to the Partnership’s limited partners stating that the purchase price of the Third-Party Offer had been increased from $275 to $290 per Interest. This notice was filed as an exhibit to the Amendment No. 1 to the Schedule TO filed on August 16, 2001 by the Third-Party Purchaser.

        This Amendment constitutes the third amendment to the Original Statement by including a copy of the Notice sent by the Partnership to Limited Partners dated August 17, 2001 (the “Notice”) notifying them that the purchase price per Interest is being increased from $285 to $300 in response to the Third Party Offer, as amended. The Notice is included as Exhibit (a)(1)(xi) to this Amendment No. 3 to Schedule TO.

Item 12. Material to be filed as Exhibits.

Item 12 of the Original Statement is hereby amended and supplemented by adding the following:

(a)(1)(xi)	Notice sent by the Partnership to Limited Partners dated August 17, 2001.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2001	NTS-PROPERTIES III, a Georgia limited partnership
By: NTS-PROPERTIES ASSOCIATES
General Partner

By: /s/ J. D. Nichols

J.D. Nichols, Managing General Partner
ORIG, LLC, a Kentucky limited liability company.

By: /s/ J. D. Nichols

J.D. Nichols, Manager

/s/ J. D. Nichols

J. D. Nichols, individually

/s/ Brian F. Lavin

Brian F. Lavin, individually

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EXHIBITS

Exhibit
Number	Description
(a)(1)(xi)	Notice sent by the Partnership to Limited Partners dated August 17, 2001.

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EXHIBIT (a)(1)(xi)

        Notice sent by the Partnership to Limited Partners dated August 17, 2001.

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